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                                                                    Exhibit 99.1

                        [INSTEEL INDUSTRIES, INC. LOGO]
                            INSTEEL INDUSTRIES, INC.

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE         Contact:    Michael C. Gazmarian
                                          Chief Financial Officer and Treasurer
                                          Insteel Industries, Inc.
                                          336-786-2141, Ext. 3020

           INSTEEL INDUSTRIES REPORTS FIRST-QUARTER FINANCIAL RESULTS

MOUNT AIRY, N.C., January 14, 2000 - Insteel Industries, Inc. (NYSE:III), one of the nation's leading manufacturers of wire products, today reported that first-quarter net earnings fell to $850,000, or 10 cents per share, compared with $1.5 million, or 18 cents per share, for the same period last year. Sales decreased six percent to $58.6 million from $62.3 million.

Insteel's first-quarter financial results were negatively impacted by the realignment of its industrial wire operations together with lower than anticipated sales of certain product lines. These factors were partially offset by the strong performance of the company's welded wire fabric business as well as the increased earnings generated by its most recent expansions.

Industrial wire sales fell 24 percent for the quarter from the year-ago period due to the implementation of significant changes in the company's operating strategy together with a continued increase in the volume of wire consumed internally by downstream value-added processes. During the quarter, the company took proactive measures to realign its manufacturing capacity with the requirements of its current and prospective customers and markets. The company ceased the production of industrial wire at its Gallatin, TN plant and shifted the majority of the business to its Andrews, SC facility. The immediate impact of the change was negative as a result of the reduced throughput and higher per-unit manufacturing costs at both locations through the transition process, which was completed in mid-December. The plant consolidation is expected to begin generating substantial cost reductions during the second quarter, and enhance the future financial performance of the industrial wire business.

Sales of bulk nails decreased by 24 percent for the quarter due to a continuation of the inventory reduction initiatives by some of the company's primary customers. Although order levels have rebounded for the second quarter, import-driven pricing pressure is expected to constrain margins. Collated nail sales increased 11 percent for the quarter. The company expects to complete an expansion of its collated production capacity during the second quarter, which should enable it to increase operating volumes in response to strong customer demand.

Sales of concrete reinforcing products rose three percent for the quarter on higher sales of welded wire fabric and prestressed concrete strand ("PC strand"). The increase was primarily driven by the revenues generated by the Hickman, KY facility, which was acquired from a competitor in April 1999. The company has recently completed extensive equipment upgrades that should enable it to begin ramping up the plant's operating volume during the second quarter. PC strand's financial performance was negatively impacted by narrower spreads between selling values and raw material costs together with manufacturing constraints. In the second quarter, the strand plant is expected to achieve significant improvements in productivity and throughput that should yield reduced operating costs and higher throughput that is necessary to satisfy customer requirements.


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Sales of the company's most recent product addition, tire bead wire, rose to a new high for the quarter and was more than double the year-ago level. Customer commitments are expected to steadily increase as the company furthers its market penetration.

The company expects to close its acquisition of Florida Wire and Cable, Inc. ("FWC") by the end of January. FWC is the nation's leading producer of PC strand and one of the largest manufacturers of galvanized guy strand. Under the terms of the definitive agreement, Insteel will purchase all of the outstanding stock of FWC for $68.5 million subject to a purchase price adjustment to be determined based upon the closing balance sheet. Insteel plans to finance the transaction with a portion of the funding provided by a $150.0 million senior secured credit facility that it expects to enter into with a group of banks.

"We believe that Insteel is well-positioned to achieve significant improvement in its financial performance through the remainder of the year with the completion of the realignment of our industrial wire business and the expected ramp up of our recent expansions," said H.O. Woltz III, Insteel president and chief executive officer. "Although industrial wire has represented a significant component of Insteel's business and will continue to going forward, the realities of this highly competitive market required that we restructure our operations in order to achieve our financial objectives. The demand outlook for our markets continues to be strong and we fully intend to extend the favorable trends of 1999. We look forward to completing the FWC transaction and the positive impact that we expect the combination will have on our concrete reinforcing business."

Insteel Industries is one of the nation's leading manufacturers of wire products. The company manufactures and markets concrete reinforcing products, industrial wire, nails and tire bead wire for a broad range of construction and industrial applications.

This news release contains forward-looking statements that reflect management's current assumptions and estimates of future performance and economic conditions. Such statements are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from historical or projected results. Such risks and uncertainties include, but are not limited to, general economic conditions in the markets in which the company operates; unanticipated changes in customer demand, order patterns and inventory levels; fluctuations in the cost and availability of the company's primary raw material, hot rolled steel rod; the company's ability to raise selling prices in order to recover increases in steel rod prices; the impact of the resolution of the Section 201 filing with the U.S. International Trade Commission on the cost and availability of wire rod; legal, environmental or regulatory developments that significantly impact the company's operating costs; increased demand for the company's concrete reinforcing products resulting from increased federal funding levels provided for in the TEA-21 highway spending legislation; the financial impact of the acquisition of a 25 percent interest in SRP and the Hickman, KY manufacturing facility; the success of the company's new product initiatives, including the PC strand, collated nail and tire bead wire expansions; the inability of the company to expedite the qualification process with prospective customers for tire bead wire; the failure of the company to receive regular and substantial orders for its new products; the financial impact of the realignment of the company's industrial wire manufacturing capacity; and the company's ability to successfully integrate Florida Wire and Cable, Inc., assuming that the transaction is consummated.
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                            INSTEEL INDUSTRIES, INC
                      CONSOLIDATED STATEMENTS OF EARNINGS
                    (In thousands except for per share data)
                                  (Unaudited)

                                                                         THREE MONTHS ENDED
                                                                    ------------------------------
                                                                    JANUARY 1,       JANUARY 2,
                                                                      2000              1999
                                                                    ----------       ----------

        Net sales                                                   $  58,571        $  62,267
        Cost of sales                                                  52,454           55,701
                                                                    ---------        ---------
          Gross profit                                                  6,117            6,566
        Selling, general and administrative expense                     4,095            3,554
                                                                    ---------        ---------
          Operating income                                              2,022            3,012
        Interest expense                                                  750              593
        Other expense (income)                                           (110)              56
                                                                    ---------        ---------
          Earnings before income taxes                                  1,382            2,363
        Provision for income taxes                                        532              839
                                                                    ---------        ---------

          Net earnings                                              $     850        $   1,524
                                                                    =========        =========

          Weighted average shares outstanding (basic)                   8,458            8,443
                                                                    =========        =========

          Net earnings per share (basic and diluted)                $    0.10        $    0.18
                                                                    =========        =========

          Dividends paid per share                                  $    0.06        $    0.06
                                                                    =========        =========